

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

October 1, 2007

By U.S. mail and facsimile to (713) 224-1101

Mr. Rick Berry
Chief Financial Officer
Sanders Morris Harris Group Inc.
600 Travis, Suite 3100
Houston, TX 77002

RE: Sanders Morris Harris Group Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 16, 2007
File No. 0-30066

Dear Mr. Berry:

We have reviewed your response letter dated September 4, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2006

General

1. We note in certain of your responses (for example, to comments 2, 3, 4, 6, and 7) you agree to comply with our comments in future filings on Form 10-K. However, where you present such applicable periodic information, that is, in a Form 10-Q, please confirm you will provide the agreed disclosure therein, and not solely on an annual basis which may not provide the material information to investors timely.

Charlotte Capital, page 26

2. We have read your response to comment 1 in our letter dated August 23, 2007. You state that there was no uncertainty over the recoverability of Charlotte assets until the second quarter loss of a large client. However, it appears that there may have been known adverse trends in Charlotte's business that, if disclosed earlier, may have informed readers about the possibility of a material future impact. For example, we note that Charlotte's assets under management declined 33%

between 12/31/04 and 3/31/06 and that Charlotte's portfolio performance had apparently been materially worse than that generated by its competitors. In future filings, please continually reassess the previously cited MD&A disclosure requirements for known trends and uncertainties.

<u>Statement of Cash Flows, page 41</u>

3. We have read your response to comment 5 in our letter dated August 23, 2007. There remains a concern about the relevance of the GAAP hierarchy referenced in paragraph 25 of SFAS 111, as well as the guidance in paragraphs 11-13 of SFAS 95 regarding net and gross presentation of account activity. In order for us to complete our analysis, please provide us with a reconciliation between the 12/31/04, 12/31/05, 12/31/06, and 6/30/07 balances in your "not readily marketable" securities owned accounts. The reconciliation should show the amounts of corresponding asset acquisitions and dispositions during 2005, 2006 and the first 6 months of 2007. We may have further comment.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments. You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief